SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                    (Amendment No. 1)*

                     HIGH CASH PARTNERS, L.P.
                         (Name of Issuer)

                Units of Limited Partnership Interest
                    (Title of Class of Securities)

                             42990810
                         (CUSIP Number)

     Lawrence J. Cohen                   Edward W. Kerson, Esq.
c/o Pembroke Capital II, LLC               Proskauer Rose LLP
1325 Avenue of the Americas                  1585 Broadway
 New York, New York  10019              New York, New York 10036
      (212) 399-9193                         (212) 969-3290

     (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         March 9, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                           SCHEDULE 13D


CUSIP No.  42990810

1    NAME OF REPORTING PERSONS
     Pembroke Capital II, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     13-3951432

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     []

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada

NUMBER OF      7    SOLE VOTING POWER
SHARES              10,221
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            None
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           10,221
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,221

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                    [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.6%

14   TYPE OF REPORTING PERSON*
     00 - Limited Liability Company







                           SCHEDULE 13D


CUSIP No.  42990810

1    NAME OF REPORTING PERSONS
     Lawrence J. Cohen
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)     []

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF      7    SOLE VOTING POWER
SHARES              10,221
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            None
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           10,221
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,221

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.6%

14   TYPE OF REPORTING PERSON*
     IN

                         Schedule 13D


Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 is amended to add the following:

          Lawrence J. Cohen, the sole member of Pembroke Capital
II, LLC ("PC"), contributed an aggregate of $58,998 in cash, from personal funds, to PC at various times from September 1997 to April 1998 to purchase an aggregate of 1,788 Units.


Item 5.   Interest in Securities of the Issuer.

          Item 5 is amended to add the following:

          On September 3, 1997, October 22, 1997, January 12, 1998, March 9, 1998 and April 9, 1998, PC acquired 72, 68, 348,
1,152 and 148 Units, respectively, in open market transactions for $21.50, $21.47, $33.82, $34.03 and $33.82 per Unit,
respectively. As a consequence, PC and Mr. Cohen beneficially own Units as follows:


     A.   PC

          (a)  Aggregate number of Units beneficially
               owned: 10,221
                    Percentage: 10.6%
          (b)  1.   Sole power to vote or to direct vote:  10,221
               2.   Shared power to vote or to direct vote:
                    None
               3.   Sole power to dispose or to direct the
                    disposition:  10,221
               4.   Shared power to dispose or to direct the
                    disposition: None
          (c) Except as set forth above, there were no transactions by PC during the past 60 days.
          (d) PC has the right to receive and the power to direct the receipt of distribution from, or proceeds from the sale of, the 10,221 Units.
          (e)  Not applicable.


     B.   Mr. Cohen

          (a)  Aggregate number of Units
               beneficially owned: 10,221
                    Percentage:  10.6%
          (b)  1.   Sole power to vote or to direct vote:  10,221
               2.   Shared power to vote or to direct vote:
                    None
               3.   Sole power to dispose or to direct the
                    disposition:  10,221
               4.   Shared power to dispose or to direct the
                    disposition: None
          (c) Except as set forth above, there were no transactions by Mr. Cohen during the past 60 days.
          (d) Mr. Cohen may be deemed to have the right to receive or the power to direct the receipt of distribution from, or proceeds from the sale of, the 10,221 Units
          (e)  Not applicable.

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 24, 1998


                              PEMBROKE CAPITAL II, LLC


                              By:       /s/Lawrence J. Cohen
                              Name:     Lawrence J. Cohen
                              Title:    Managing Member


                              /s/Lawrence J. Cohen
                              Name:     Lawrence J. Cohen